RALLY

Bill of Sale

As of January 27, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#NEOBOX
Description:	2000 Pokémon Neo Genesis 1st Edition Set Sealed Booster Box
Total Acquisition Cost:	$ 40,133.00
Consideration: Cash (%) Equity (%) Total	$ 40,133.00 (100%) $ 0 (0%) $ 40,133.00 (100%)